SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
06/08/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
623,099

8. SHARED VOTING POWER
258,113

9. SOLE DISPOSITIVE POWER
881,212
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
881,212

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.71%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #2 to the schedule 13d filed April 20, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
On June 8, 2009 a member of the group sent a letter to the Issuer.
See exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the June 5, 2009 press release regaring the 1 for 5 reverse split, there are 9,079,884 of common stock outstanding.
The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 811,212 shares of DCS or 9.71% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last Filing on 5/11/09 the following shares of DCS were purchased:

Date:		Shares:		Price:
05/11/09	50,000		$2.0805
05/12/09	18,550		$2.0327
05/13/09	10,950		$1.9614
05/14/09	36,550		$1.9481
05/15/09	4,639		$1.9256
05/18/09	46,302		$1.9570
05/19/09	17,150		$1.9953
05/20/09	29,984		$1.9912
05/21/09	19,820		$1.9277
05/22/09	20,000		$1.9300
05/22/09	3,600		$1.9090
05/26/09	48,773		$1.9442
05/27/09	27,650		$1.9441
05/28/09	31,560		$1.9382
05/29/09	18,801		$1.9497
06/03/09	19,251		$2.0252
06/04/09	11,461		$2.0502
06/05/09	500		$10.4400
06/08/09	17,459		$10.3566
06/08/09	300		$10.3300
06/09/09	12,572		$10.4506
06/10/09	13,714		$10.5322
06/11/09	12,658		$10.5621
06/12/09	100		$10.4800









d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/15/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1

Opportunity Partners
60 Heritage Drive,
Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

June 8, 2009

Kevin Robinson
Senior Managing Director, General Counsel and Corporate Secretary
Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532

Dear Mr. Robinson:

Dreman/Claymore Dividend & Income Fund (the "Fund")

Please be advised that we intend to (1) nominate two persons for election as directors and (2) submit a proposal to afford common stockholders an opportunity to realize net asset value. We think long term stockholders in the Fund who have lost an enormous amount of money should have an opportunity to realize their loss for tax purposes without having to sell their shares at a discount from NAV. Our nominees are:

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 Mr. Hellerman is a director of MVC Acquisition Corp. and is a director and Chairman of the Audit Committee of MVC Capital, Inc. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. He currently serves as a director (since 2000), chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc., and is a manager and Chairman of the Audit Committee of the Old Mutual Absolute Return and Emerging Managers fund complex, which consists of six funds, a director of Brantley Capital Corporation and was a director and Chairman of the Audit Committee of AirNet Systems, Inc. until June 2008.

Phillip Goldstein (born 1945); 60 Heritage Drive, Pleasantville, NY 10570
Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

We assume two directors will be elected at the Fund's 2009 annual meeting. Please advise us if a different number of directors will be elected. Opportunity Partners owns 231,212 common shares of the Fund. Each nominee has consented to being named in our proxy statement and to serve as a director if elected. There are no arrangements or understandings between Opportunity Partners and either nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent either nominee from acting in the best interest of the Fund. In addition, neither nominee is an interested person of the Fund. Mr. Goldstein individually and jointly with his wife beneficially owns 12,700 post reverse split common shares.
Mr. Hellerman does not currently own any shares.

Please notify us immediately if you need any further information or would like to discuss the future of the Fund with the goal of avoiding a proxy contest. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner